Exhibit 21.1

Subsidiaries of the Company

1.	Quantum Value Management, LLC - a Delaware limited liability company

2.	Manitex, LLC - a Delaware limited liability company

3.	Manitex Skycrane, LLC - a Delaware limited liability company

4.	Manitex, Inc. - a Texas corporation

5.	Manitex Liftking, ULC - an Alberta unlimited liability company